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                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                                 SpectRx, Inc.
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                                 Name of Issuer

                                  Common Stock
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                         (Title of Class of Securities)

                                  847635 10 9
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                                 (CUSIP Number)
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CUSIP No. 806832 10 1                                    13G   Page 2 of 4 Pages



1.   Name of Reporting Person:                Noro-Moseley Partners II, L.P.
     S.S. or I.R.S. Identification No.:       58-1789305

2.   Check the Appropriate Box if a Member of a Group:    Not applicable

3.   SEC Use Only

4.   Citizenship or Place of Organization:    Georgia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   Sole Voting Power:            1,040,631

6.   Shared Voting Power              0

7.   Sole Dispositive Power        1,040,631

8.   Shared Dispositive Power:        0

9.   Aggregate Amount Beneficially Owned by each Reporting Person:   1,040,631

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.  Percent of Class Represented by Amount in Row 9:    13.3%

12.  Type of Reporting Person:          PN
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                                  Schedule 13G


                                   Item 1 (a)


Name of Issuer:     SpectRx, Inc.
                                   Item 1 (b)

Address of Issuer's Principal Executive Offices:
                   6025-A Unity Drive
                   Norcross, Georgia 30071

                                   Item 2 (a)

Name of Person Filing:   Noro-Moseley Partners-II, L.P.

                                   Item 2 (b)

Address of Principal Business Office or, if none, Residence:
                    9 North Parkway Square, 4200 Northside Parkway, N.W. Atlanta, Georgia 30327

                                   Item 2 (c)

Citizenship:   Georgia
                                   Item 2 (d)

Title of Class of Securities: Common stock

                                   Item 2 (e)

CUSIP Number:  847635 10 9
                                    Item 3

This statement is not being filed pursuant to Rules 13d-1(b), or 13d-2(b).

                                     Item 4

Ownership:

(a)  Amount Beneficially Owned:    1,040,631

(b)  Percent of Class:             13.3%

(c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:    1,040,631

          (ii)  Shared power to vote or to direct the vote:  0

          (iii) Sole power to dispose or to direct the disposition of: 1,040,631

          (iv)  Shared power to dispose or to direct the disposition of:  0


                                  Page 3 of 4
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                                     Item 5

Ownership of Five Percent or Less of a Class:       N/A


                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person:       N/A


                                     Item 7

Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company:       N/A


                                     Item 8

Identification and Classification of Members of the Group:       N/A


                                     Item 9

Notice of Dissolution of Group:       N/A


                                    Item 10

Certification:       N/A


Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    2/5/99
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Date

NORO-MOSELEY PARTNERS-II, L.P.

By:  Moseley & Company-II
     General Partner


/s/ JACK R. KELLY, JR.
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Jack R. Kelly, Jr.
General Partner

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